James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
February 25, 2013	F: +353 (0) 1 497 1128

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington D.C. 20549

Attention: Mr. Rufus Decker

Re:	James Hardie Industries plc
File No. 1-15240
Form 20-F for the fiscal year ended March 31, 2012
Filed July 2, 2012
Form 6-K
Filed November 16, 2012

Dear Mr Decker:

Transmitted herewith is the response of James Hardie Industries plc (the “Company”) to the Staff’s comment letter dated January 9, 2013 (the “Comment Letter”), regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “Form 20-F”) and Form 6-K furnished to the Staff on November 16, 2012 (the “Form 6-K”). For ease of reference, the Company has reproduced below the comments set forth in the Comment Letter, as numbered, in bold type before each of its responses. Unless otherwise noted, page numbers included herein are page references to the Form 20-F or Form 6-K, and capitalized terms used but not defined herein have the meanings ascribed to such terms in the Form 20-F or Form 6-K. Courtesy copies of this letter are being delivered to Ernest Greene and Nudrat Salik.

Form 20-F for the Year Ended March 31, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van deer Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719

Mr. Rufus Decker

Securities and Exchange Commission

We acknowledge your comment and will provide additional disclosure or other revisions supplementally as requested. We will include the additional disclosure or other revisions as noted below in future filings, including interim financial reports that are furnished to the Staff on our Form 6-K, as applicable.

Management’s Discussion and Analysis, page 83

Year Ended 31 March 2012 Compared to Year Ended 31 March 2011, page 89

Income Tax Benefit (Expense), page 93

2.	When you present or discuss changes between periods in a non-GAAP financial measure as an amount or percentage, such as but not limited to your discussion of the effective tax rate of earnings excluding asbestos, asset impairments, and tax adjustments, please ensure that you do so in the same manner with the comparable GAAP financial measure. Refer to Item 10(e) of the Regulation S-K.

We note the Staff’s comment regarding the use of non-GAAP financial measures, including but not limited to the effective tax rate of earnings excluding asbestos, asset impairments and tax adjustments. The Company will expand its disclosures in future filings to include a discussion of changes between periods in the comparable GAAP financial measure in the same manner that it discusses changes in the non-GAAP financial measure. We respectfully advise the Staff that the Company has provided a reconciliation of non-GAAP financial measures, including the effective tax rate of earnings excluding asbestos, asset impairments and tax adjustments, beginning on page 100 of the Form 20-F.

The following is an example of the anticipated revision to our future disclosure based on page 93 of our Form 20-F:

The Company’s U.S. GAAP effective tax rate is not meaningful, as it was favourably impacted by RCI’s successful appeal of the ATO’s disputed 1999 amended tax assessment, resulting in an income tax benefit of US$485.2 million in fiscal year 2012, compared to an income tax expense of US$345.2 million in fiscal year 2011, as further discussed below. The Company’s effective tax rate was also impacted by asbestos adjustments and an asset impairment charge incurred in fiscal year 2012.

The Company’s effective tax rate excluding asbestos, asset impairments and tax adjustments was 22.9% in fiscal year 2012, compared to 31.1% in fiscal year 2011, due to a higher proportion of taxable jurisdictions with lower statutory income tax rates. The Company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies.

Mr. Rufus Decker

Securities and Exchange Commission

Liquidity and Capital Resources, 103

General

3.	Since your foreign operations appear to be significant, please disclose the following:

•	The amount of cash and short term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year end;

•	You would be required to accrue and pay taxes to repatriate these funds and you do not intend to repatriate them, if true;

•

Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

We note the Staff’s comment regarding cash and short term investments held by our foreign subsidiaries. We respectfully advise the Staff that, in accordance with SEC Release 33-8350 Section IV, we have limited our discussion of liquidity and capital resources to those matters that we believe are material to critically assess our ability to generate cash and to meet existing and known or reasonably likely future cash requirements. On that basis, we believe our current disclosures regarding liquidity and capital resources are sufficient based on the following:

•

We are a public limited company domiciled in, and resident for tax purposes in, Ireland. The Company has centralized its treasury and cash management function in Ireland. Accordingly, we supplementally advise the Staff that the amount of cash held by non-Irish subsidiaries at March 31, 2012 is immaterial.

•

The Company’s significant cash balance at March 31, 2012 arose due to a tax refund of US$396.3 million received by a non-Irish subsidiary, which was held by our centralized treasury and cash management function in Ireland at March 31, 2012. We respectfully advise the Staff that, on page 106 of our Form 20-F, the Company disclosed that it was not required to recognize deferred taxes in association with undistributed profits of this non-Irish subsidiary.

•

Since we do not have any material cash or short-term deposits held by non-Irish subsidiaries, we do not have funds that are not readily convertible into other foreign currencies, and therefore have no such material restrictions on our liquidity that would merit additional disclosure regarding such restrictions.

Mr. Rufus Decker

Securities and Exchange Commission

Financial Statements

Notes to the Financial Statements

Note 9. Long Term Debt, page 129

4.	You disclosed that you were in compliance with all debt covenants at March 31, 2012. Please disclose the specific terms of these debt covenants with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We note the Staff’s comment seeking additional disclosure of the specific terms, ratios/amounts and specific computations related to the Company’s debt covenants. We respectfully advise the Staff that the Company held a significant cash balance at March 31, 2012 and, as reported on page 130 of our Form 20-F, the Company had no outstanding debt and disclosed the nature of the debt covenants to which we are subject. We believe our current disclosure regarding our debt covenants is sufficient based on the following:

•	We expect to remain well within our debt covenants, and we do not believe that we are reasonably likely to breach, or be at risk of breaching, any of our debt covenants in the foreseeable future.

•

We do not believe our debt covenants are reasonably likely to materially limit our ability to undertake future financings to meet our future capital requirements, including the payment of dividends to shareholders.

However, we will seek to enhance our disclosure in future filings, in accordance with the Staff’s comment, in the event we believe our debt covenants are reasonably likely to have a material adverse effect on our liquidity and capital resources, as noted above.

Form 6-K Filed November 16, 2012

Exhibit 99.2

5.	You present non-GAAP forward looking information, including net operating profit excluding asbestos and earnings excluding asbestos, ASIC expenses, and tax adjustments. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts. Refer to Item 100(a) of Regulation G.

Mr. Rufus Decker

Securities and Exchange Commission

We note the Staff’s comment regarding the use of non-GAAP forward looking information in our earnings guidance, including the Company’s fiscal year 2013 forecasted net operating profit excluding asbestos, ASIC expenses and tax adjustments.

We supplementally advise the Staff that the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP is net income (net operating profit).

The U.S. GAAP financial measure of net operating profit includes adjustments for certain asbestos-related assets and liabilities that are actuarially assessed on an annual basis. As disclosed on page 124 of our Form 20-F, adjustments in the asbestos liability and related insurance receivable due to changes in the actuarial estimate of projected future cash flows, changes in the estimate of future operating costs of AICF and changes in the assessment of recoverability under existing insurance policies held by AICF are reflected in the consolidated statements of operations during the period in which they occur. We respectfully advise the Staff that we are unable to determine, without unreasonable effort, the impact of changes in actuarial estimates on our asbestos-related assets and liabilities, which could have a material impact on our forecasted earnings.

Because we are unable to forecast, without unreasonable effort, the impact of movements in actuarial estimates on our asbestos-related assets and liabilities in future periods, we are unable to present the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

In future filings, the Company will modify its disclosure indicating that it is unable to provide, without unreasonable effort, a quantitative reconciliation of the differences between the non-GAAP and comparable GAAP forward-looking financial measure. The following is an example of the anticipated revision to our future disclosure based on page 5 of Exhibit 99.2 (Media Release) of our Form 6-K:

Full Year Earnings Guidance

Management expects full year earnings excluding asbestos, ASIC expenses and tax adjustments to be between US$140 million and US$150 million assuming, among other things, housing industry conditions in the United States continue to improve, the accounting provision for New Zealand product liability expenses remains adequate and that an average exchange rate of approximately US$1.04/A$1.00 applies for the balance of the year ending 31 March 2013. The Company is unable to forecast the comparable U.S. GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Mr. Rufus Decker

Securities and Exchange Commission

Exhibit 99.3

6.	You present operating profit before income taxes and net operating profit. You include net interest (expense) income and other income (expense) in your determination of operating profit before income taxes. Your Form 20-F for the year ended March 31, 2012 as well as the financial statements provided in Exhibit 99.5 of this Form 6-K present an operating income line item which excludes interest expense, interest income, and other income (expense). In this regard, please tell us how you determined it was appropriate to include net interest (expense) income and other income (expense) in your determination of operating profit before income taxes in the financial information provided in Exhibit 99.2. Please also tell us what consideration you gave to changing the description to the line item currently described as EBIT to operating income to be consistent with the financial statements provided in Exhibit 99.5 of this Form 6-K.

We note the Staff’s comment regarding the presentation of different financial statement measurements used in the Condensed Consolidated Financial Statements and Management’s Analysis of Results, included as exhibits 99.5 and 99.3, respectively, to our Form 6-K.

The Company respectively advises the Staff that, included in our Form 6-K on pages 8 and 14 of Exhibit 99.2 and 99.3, respectively, is a “Definitions” section which provides an appropriate cross reference to U.S. GAAP financial measures included in the Condensed Consolidated Financial Statements. In the “Definitions” section of the Form 6-K dated November 16, 2012, the Company noted that operating profit is equivalent to the U.S. GAAP measure of income.

In future filings, the Company will modify its “Definitions” section to clarify how operating profit before income taxes in Exhibit 99.3 cross references to the Condensed Consolidated Financial Statements included in Exhibit 99.5. The following is an example of the anticipated revision to our future disclosure based on page 14 of Exhibit 99.3 (Management’s Analysis of Results) of our Form 6-K:

Operating profit before income taxes – is equivalent to the US GAAP measure of income before income taxes.

7.	You present a full non-GAAP balance sheet, statement of operations, and statement of cash flows. Please revise your presentation to provide relevant information to investors without providing full non-GAAP financial statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We note the Staff’s comment regarding the presentation of full non-GAAP financial statements in Exhibit 99.3 of our Form 6-K. In this regard, we note that Compliance and Disclosures Interpretation 102.10 expresses the Staff’s view, without modifying Regulation G, that it generally would be inappropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable U.S. GAAP measures.

Mr. Rufus Decker

Securities and Exchange Commission

The Company acknowledges that the inclusion of full non-GAAP financial statements would generally be inappropriate and, on that basis, did not include such information in Exhibit 99.3 of our Form 6-K prior to the Company’s 2006 fiscal year, and has always excluded such information from our annual report on Form 20-F.

However, beginning with our 2006 fiscal year, and as disclosed on page 123 of our Form 20-F, we are required to consolidate Asbestos Injuries Compensation Fund (“AICF”). Although we have no legal ownership in AICF, we consolidate AICF into our consolidated financial statements as a variable interest entity under U.S. GAAP due to our pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the Amended and Restated Final Funding Agreement (“AFFA”), which relates to a contractual settlement for personal injuries that arose from our use of asbestos in Australia. Accordingly, we record on our consolidated balance sheets certain asbestos-related assets and liabilities of AICF under the terms of the AFFA. These asbestos-related assets and liabilities are Australian dollar-denominated and are subject to actuarial adjustments and translation into US dollars at each reporting date, which materially impact our consolidated results of operations. Accordingly, users of our financial statements, including lenders, institutional investors and analysts have expressed concern in being able to properly assess the Company’s ongoing financial position, results of operations and cash flows on a basis that de-consolidates AICF, if such information were to be excluded from our Form 6-K.

Accordingly, while the Company notes the Staff’s view in Compliance and Disclosures Interpretation 102.10 that it is generally inappropriate to include full non-GAAP financial statements, we believe the unique nature of the terms and conditions of the AFFA, to which we are subject, and the reporting needs of our stakeholders, warrant inclusion of these non-GAAP financial statements in our Form 6-K to enable users to properly assess the impact of the terms and conditions of the AFFA on our financial position, results of operations, and cash flows. Accordingly, we have included such tables on the following basis:

•

Unlike domestic issuers, we are not required to file quarterly reports with the Staff on a Form 10-Q, nor are we required to provide such quarterly reports to a governmental regulatory authority or self-regulatory organization outside the United States. Further, since such tables are not expressly prohibited from inclusion in our reports by our home stock exchange listing rules, these tables are included in our quarterly results materials that are furnished to the Staff on Form 6-K in accordance with the continuous disclosure requirements in Rule 13a-16 of the Securities Exchange Act of 1934, but are appropriately excluded from our annual report on Form 20-F that is filed with the Staff pursuant to the Securities Exchange Act of 1934.

•

These tables contain line items that are presented in a manner that is consistent with our U.S. GAAP consolidated financial statements. Additionally, the ‘As Reported’ column, which is the summation of the ‘Total Fibre Cement Operations-excluding Asbestos

Mr. Rufus Decker

Securities and Exchange Commission

Compensation’ and the ‘Asbestos Compensation’ columns, agrees to the corresponding financial statement in the aggregate and by line item, as included in the consolidated financial statements in accordance with U.S. GAAP. This layout is intended to assist the reader in understanding how these tables tie into the consolidated financial statements presented in accordance with U.S. GAAP.

•

The sole purpose of these tables is to separate the impact of the terms and conditions of the AFFA, but continue to reflect the impact of all adjustments which, in our opinion, are necessary to state fairly our financial position, results of operations and cash flows in accordance with U.S. GAAP.

•

We have explicitly cautioned the reader on page 17 of Exhibit 99.3 of our Form 6-K that these tables are not intended to be used or viewed as substitutes for the Company’s consolidated financial statements prepared in accordance with U.S. GAAP, but should be read in conjunction with the consolidated financial statements and accompanying footnotes as a supplement.

Accordingly, we respectfully advise the Staff that, in our opinion, while it is generally inappropriate to include full non-GAAP financial statements, the unique nature of the impact the AFFA has on our consolidated financial position, results of operations and cash flows, together with the needs of the users of our financial statements, warrant inclusion of these tables on our Form 6-K. Further, we believe that the manner in which these tables are presented minimize the risk of attaching undue prominence to the ‘non-GAAP’ financial information and adheres to the purpose and intent of Compliance and Disclosures Interpretation 102.10.

*  *  *  *

You may call the undersigned with any questions or comments you may have regarding this letter at (312) 705-6192. In addition, please send all written correspondence directly to the undersigned, with copies to James J. Moloney of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, California 92612, facsimile (949) 475-4756.

Very truly yours,

/s/ Russell Chenu

Russell Chenu
Chief Financial Officer

cc:	James Hardie Industries plc
Michael Hammes, Chairman of the Board
Brian Anderson, Chairman of the Audit Committee
Louis Gries, Chief Executive Officer
Joe Blasko, General Counsel

Mr. Rufus Decker

Securities and Exchange Commission

Securities and Exchange Commission

Ernest Greene

Nudrat Salik

Ernst & Young

John Faulkner

Gibson, Dunn & Crutcher LLP

James J. Moloney

Mr. Rufus Decker

Securities and Exchange Commission

EXHIBIT A

I, Russell Chenu, Chief Financial Officer of James Hardie Industries plc (the “Company”), do hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 25, 2013	/s/ Russell Chenu

Russell Chenu
Chief Financial Officer